Exhibit 3

OPERATING AND FINANCIAL REVIEW

You should read the following discussion of our operating and ﬁnancial condition and prospects in conjunction with the ﬁnancial statements and the notes thereto included elsewhere in this 6-K, as well as in our Annual Report on Form 20-F filed on March 12, 2013 (the “Annual Report”).

U.S. dollar amounts presented herein (other than amounts that were originally receivable or payable in dollars) have been translated for the convenience of the reader from the original NIS amounts at the representative rate of exchange as of June 30, 2013 ($1 = NIS 3.618). The dollar amounts presented should not be construed as representing amounts that are receivable or payable in dollars or convertible into dollars, unless otherwise indicated.

Forward Looking Statements

The following discussion contains “forward-looking statements”, including statements regarding expectations, beliefs, intentions or strategies for the future. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. In some cases, you can identify forward-looking statements by terms including “anticipates,” “believes,” “could,” “estimates,” “expects,” “intends,” “may,” “plans,” “potential,” “predicts,” “projects,” “should,” “will,” “would,” and similar expressions intended to identify forward-looking statements. Forward-looking statements reflect our current views with respect to future events and are based on assumptions, and are subject to risks and uncertainties. You should not put undue reliance on any forward-looking statements. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those listed below as well as those discussed in the Annual Report (particularly those in “Item 3. Key Information – Risk Factors”). Unless we are required to do so under U.S. federal securities laws or other applicable laws, we do not intend to update or revise any forward-looking statements.

Factors that could cause our actual results to differ materially from those expressed or implied in such forward-looking statements include, but are not limited to:

•	the initiation, timing, progress and results of our preclinical studies, clinical trials, and other therapeutic candidate development efforts;

•	our ability to advance our therapeutic candidates into clinical trials or to successfully complete our preclinical studies or clinical trials;

•	our receipt of regulatory approvals for our therapeutic candidates, and the timing of other regulatory filings and approvals;

•	the clinical development, commercialization, and market acceptance of our therapeutic candidates;

•	our ability to establish and maintain corporate collaborations;

•	the interpretation of the properties and characteristics of our therapeutic candidates and of the results obtained with our therapeutic candidates in preclinical studies or clinical trials;

•	the implementation of our business model, strategic plans for our business and therapeutic candidates;

•
the scope of protection we are able to establish and maintain for intellectual property rights covering our therapeutic candidates and our ability to operate our business without infringing the intellectual property rights of others;

•	estimates of our expenses, future revenues, capital requirements and our needs for additional financing;

•	competitive companies, technologies and our industry; and

•	statements as to the impact of the political and security situation in Israel on our business.

Overview

We are a clinical stage biopharmaceutical development company dedicated to identifying, in-licensing and developing therapeutic candidates that have advantages over currently available therapies or address unmet medical needs. Our current development pipeline consists of seven clinical therapeutic candidates: BL-1040, BL-5010, BL-8040, BL-7040, BL-8020, BL-1021 and BL-1020. In addition, we have four therapeutic candidates in pre-clinical development. We generate our pipeline by systematically identifying, rigorously validating and in-licensing therapeutic candidates that we believe exhibit a relatively high probability of therapeutic and commercial success. We also operate, with ﬁnancial support of the Office of the Chief Scientist of the Israeli Ministry of Trade and Industry (OCS), a biotechnology incubator to evaluate therapeutic candidates. As of June 30, 2013, we have received approximately NIS 53.7 million ($14.8 million) in funding from the OCS to operate the incubator, which does not include NIS 22.3 million ($6.2 million) in funding we have received from the OCS outside of the incubator agreement as of that date. Such amounts include aggregate funding of approximately NIS 36.5 million ($10.1 million) for terminated programs. We are not required to repay funds received for terminated programs. The incubator agreement with the OCS will terminate on December 31, 2013; we do not expect to receive significant future funding from this arrangement. Our strategy includes commercializing our therapeutic candidates through out-licensing arrangements with biotechnology and pharmaceutical companies and evaluating, on a case by case basis, the commercialization of our therapeutic candidates independently.

The following is a description of our seven clinical therapeutic candidates:

•
BL-1040 is a novel resorbable polymer solution for use in the prevention of ventricular remodeling that may occur in patients who have suffered an acute myocardial infarction, or AMI. BL-1040 is being developed as a medical device. In March 2010, we announced encouraging results from a phase 1/2 clinical trial. We have entered into an exclusive, worldwide, royalty-bearing out-licensing arrangement with Ikaria, Inc., or Ikaria, with respect to the development, manufacture and commercialization of BL-1040. In December 2011, Ikaria commenced PRESERVATION I, a CE Mark registration clinical trial of BL-1040 (initially called IK-5001, and now called the “Bioabsorbable Cardiac Matrix” device, or BCM device, by Ikaria).

•
BL-5010 comprises a customized, proprietary pen-like applicator (BL-5010P) containing a novel formulation of two acids, which is being developed for the non-surgical removal of skin lesions. In December 2010, we announced positive results from a phase 1/2 clinical trial of BL-5010. We have received European confirmation from the British Standards Institution Notified Body in the UK of the regulatory pathway classification of BL-5010 as a Class IIa medical device. We are planning to commence a pivotal CE-Mark registration trial for European approval in the second half of 2013.

•
BL-8040 is a short peptide that functions as a high-affinity antagonist for CXCR4, which we intend to develop for acute myeloid leukemia, or AML, and other hematological cancers. In June 2013, we announced the enrollment of the first patient in a phase 2 trial in the United States and receipt of regulatory approval from the Israeli Ministry of Health to conduct the trial in Israel.

•
BL-7040 is an orally available synthetic oligonucleotide which we are developing for the treatment of inflammatory bowel disease, or IBD. In April 2013, we announced positive results from a phase 2a proof-of-concept study to evaluate the effectiveness of BL-7040 for the treatment of IBD at five sites in Israel.

•
BL-8020 is an orally available treatment for the hepatitis C virus, or HCV, with a unique mechanism of action involving the inhibition of HCV-induced autophagy in host cells. We have recently commenced a phase 1/2 clinical trial to evaluate the safety, tolerability and effectiveness of BL-8020 at two sites in France.

•
BL-1021 is a new chemical entity in development for the treatment of neuropathic pain. We are currently evaluating potential development collaborations with other parties in order to continue development of this compound.

•
BL-1020 is an orally available drug in development for the treatment of schizophrenia. In March 2013, we announced that results from an interim analysis of the phase 2/3 CLARITY trial indicated that the trial would not meet its pre-specified primary efficacy endpoint. Based on these results, we discontinued the study, and are currently in the process of reviewing and cleaning the study data. We expect to receive a full analysis of the un-blinded study data on all study patients in the third quarter of 2013, at which point we will make a decision about the future of this therapeutic candidate.

In 2009, we entered into an exclusive, worldwide, royalty-bearing licensing arrangement with Ikaria. Under the agreement, we granted Ikaria an exclusive, worldwide license to develop, manufacture and commercialize BL-1040 for use in the prevention, mitigation and treatment of injuries to the myocardial tissue of the heart following AMI. Under the arrangement, Ikaria is obligated to use commercially reasonable efforts to complete clinical development of, and to commercialize, BL-1040 or products related thereto. We received an upfront payment of $7.0 million upon the execution of the license agreement. Upon successful completion of the phase 1/2 clinical trial, Ikaria paid us a milestone payment of $10.0 million in April 2010, and we are entitled to receive additional milestone and royalty payments upon the occurrence of certain events.

In June 2010, we entered into an exclusive, royalty-bearing out-licensing arrangement with Cypress Bioscience with regard to BL-1020, covering the United States, Canada and Mexico, which became effective in August 2010. We received an upfront fee of $30.0 million from Cypress Bioscience upon the effectiveness of the agreement. In May 2011, following the acquisition of Cypress Bioscience by Royalty Pharma earlier in the year, we reacquired all of the rights to develop and commercialize BL-1020 from Cypress Bioscience and currently hold full global rights to the product. We commenced the phase 2/3 CLARITY trial in June 2011 and in March 2013, we announced that results from an interim analysis of the phase 2/3 CLARITY trial indicated that the trial would not meet its pre-specified primary efficacy endpoint. Based on these results, we discontinued the study, and are currently in the process of reviewing and cleaning the study data. We expect to receive a full analysis of the un-blinded study data on all study patients in the third quarter of 2013, at which point we will make a decision about the future of BL-1020.

In June 2013, we signed an out-licensing agreement with Jiangsu Chia-tai Tianqing Pharmaceutical Co., Ltd., or CTTQ, the leading Chinese pharmaceutical company in the liver disease therapeutic area, for the development and commercialization of BL-8030, an orally available treatment for HCV – see “Recent Company Developments.”

We have funded our operations primarily through the sale of equity securities (both in direct and private placements and in three public offerings on the TASE), funding received from the OCS, payments received under the licensing arrangements with Ikaria and Cypress Bioscience, and interest earned on investments. We expect to continue to fund our operations over the next several years through our existing cash resources, potential future milestone payments that we expect to receive from Ikaria and CTTQ, interest earned on our investments and additional capital to be raised through public or private equity offerings or debt ﬁnancings. As of June 30, 2013, we held $23.1 million of cash, cash equivalents and short-term bank deposits, based on the exchange rate reported by the Bank of Israel as of June 30, 2013.

Recent Company Developments

Clinical and Pre-Clinical Development

In April 2013, we announced positive phase 2a results for BL-7040. The study showed that BL-7040 is safe and effective in treating ulcerative colitis, a form of IBD. The phase 2a trial was an open-label, proof-of-concept study to evaluate the efficacy, safety and tolerability of BL-7040 in patients with moderately active ulcerative colitis. Patients who completed the study were treated for five weeks with BL-7040: 12 mg/day for up to three weeks, followed by 40 mg/day for two additional weeks. The clinical trial was carried out at five leading medical centers in Israel.

In April 2013, we announced enrollment of the first patient in a phase 1/2 trial for BL-8020, an orally available, interferon-free treatment for HCV. The study is an open-label trial to evaluate the efficacy, safety and tolerability of BL-8020 in patients infected with HCV. It is being conducted at two clinical sites in France and will include HCV-infected patients of any genotype who have previously failed or relapsed following treatment with the standard-of-care.

In June 2013, we announced enrollment of the first patient in a phase 2 trial for BL-8040, for the treatment of acute myeloid leukemia (AML). The patient was enrolled at the MD Anderson Cancer Center in Houston. We also announced receipt of regulatory approval from the Israeli Ministry of Health to conduct the trial in Israel. The Israeli sites have all been initiated, and have commenced recruitment. In addition, we recently completed initiation of an additional premier US site – Northwestern University Memorial Hospital in Chicago – which is expected to commence recruitment in the next few weeks. The study is a multicenter, open-label study under an IND, designed to evaluate the safety and efficacy profile of repeated escalating doses of BL-8040 in adult subjects with relapsed or refractory AML. The primary endpoints of the study are the safety and tolerability of BL-8040. Secondary endpoints include the pharmacokinetic profile of the drug and an efficacy evaluation, as assessed by various parameters, such as the response rate by bone marrow biopsy. The study is also designed in a way that will enable the investigators to evaluate the capabilities of BL-8040 in mobilizing cancer cells from the bone marrow to the peripheral blood, and in inducing their cell death. Up to 50 patients are expected to be enrolled in the study, which is expected to be conducted at 8 sites in the U.S. and Israel.

In July 2013, we announced that we have filed the necessary regulatory submissions to commence a pivotal, CE-Mark registration trial for BL-5010P - for the non-surgical removal of skin lesions - with the German Federal Institute for Drugs and Medical Devices (BfArM), as well as with the relevant ethics committees. The pivotal study is a single-arm, open-label, bridging study of BL-5010P, a pen-like applicator containing BL-5010, a novel aqueous solution. The primary objective of the study is to assess the efficacy of a single application of BL-5010P for the removal of seborrheic keratosis (SK) lesions. Secondary objectives include safety and tolerability assessments of the cosmetic outcomes as evaluated by both patients and investigators, and the ability to preserve the treated SK lesions for histopathological diagnosis. Up to 20 patients are expected to be enrolled at three leading sites in Germany. The CRO and the sites have already been selected for the trial.

Addition and Termination of Therapeutic Candidates

As part of our business strategy, we continue to actively source, rigorously evaluate and in-license selected therapeutic candidates. In July 2013, we terminated our BL-5040 project for scientific considerations in light of experimental results. BL-5040 was intended to treat cachexia. Until its termination, BL-5040 was conducted by our incubator.

Business Development

In June 2013, we signed an out-licensing agreement with CTTQ, the leading Chinese pharmaceutical company in the liver disease therapeutic area, for the development and commercialization of BL-8030, an orally available treatment for HCV. Under the terms of the agreement, we granted CTTQ exclusive rights to develop, manufacture and commercialize BL-8030 in China and Hong Kong. CTTQ will pay us an upfront license fee, plus future development, regulatory and commercialization milestones, for a total potential deal value of approximately $30 million. In addition, we have the right to receive high single-digit royalties on future sales of the drug. We have retained the right to develop and commercialize BL-8030 in other parts of the world.

Capital Resources

In May 2013, we entered into an at-the-market equity offering sales agreement with Stifel, Nicolaus & Company, Incorporated, or Stifel, whereby Stifel may, from time to time and as we may determine at our discretion, sell on our behalf up to $20 million of our ADSs throughout the period during which the sales agreement remains in effect. In addition, we may also sell ADSs to Stifel as principal, in accordance with a separate terms agreement to be entered into between Stifel and us. As of the date of this report, we have not sold any ADSs through or to Stifel.

In September 2012, we entered into a $15 million purchase agreement with Lincoln Park Capital Fund, LLC, or LPC, whereby LPC agreed to purchase, from time to time, up to $15 million of our ADSs, subject to certain limitations, during the 36-month term of the purchase agreement. During the six months ended June 30, 2013, we sold a total of 1,844,136 ADSs to LPC for aggregate gross proceeds of $4,830,000. In connection with these issuances, a total of 46,105 ADSs was issued to LPC as a commitment fee and a total of $ 97,000 was paid to Oberon Securities as a finder’s fee. On a cumulative basis, from the effective date of the purchase agreement through the approval date of these financial statements, we have sold a total of 2,490,503 ADSs to LPC for aggregate gross proceeds of $6,630,000. In connection with these issuances, a total of 62,264 ADSs was issued to LPC as a commitment fee and a total of $133,000 was paid to Oberon Securities as a finder’s fee.

Revenues

Our revenues to date have been generated primarily from milestone payments under our licensing arrangements with Ikaria and the amounts we received from Cypress Bioscience. We entered into a license and collaboration agreement with Ikaria in 2009, in respect of which Ikaria paid us an up-front payment of $7.0 million. In addition, upon successful completion of the phase 1/2 clinical trial, Ikaria paid us a milestone payment of $10.0 million, which was subject to a 15% withholding tax in the United States. We received a full refund of the tax withheld from the U.S. Internal Revenue Service in the third quarter of 2011. In June 2010, we entered into a license agreement with Cypress Bioscience. Under the terms of the license agreement, we received an upfront fee of $30.0 million. The license agreement with Cypress Bioscience was terminated, effective as of May 31, 2011.

Under the terms of our agreement with Ikaria, in addition to the payments mentioned above, the maximum future development-related payments to which we are entitled is $115.5 million. We are also entitled to maximum commercialization milestone payments of $150.0 million, subject to the terms and conditions of the license agreement. Certain payments we have received from Ikaria have been subject to a 15% withholding tax in the United States, and certain payments we may receive in the future, if at all, may also be subject to a 15% withholding tax in the United States. Receipt of any milestone payment under the Ikaria agreement depends on many factors, some of which are beyond our control. We cannot assure you that we will receive any of these future payments. We believe that we may be entitled to a refund of withholding taxes paid in connection with future payments from the U.S. government but there can be no assurance that we will be able to obtain such a refund. In addition, we may be able to use U.S. taxes withheld from future payments to us as credits against Israeli corporate income tax when we have income, if at all, but there can be no assurance that we will be able to realize the credits. Our payments to our in-licensors are to be made from the net consideration received from our out-licensees.

We expect our revenues for the next several years to be derived primarily from payments under our current agreements with Ikaria with regard to BL-1040, as well as additional collaborations that we may enter into in the future, including with regard to BL-5010, BL-8040, BL-7040, BL-8020, BL-1021, BL-1020 or other therapeutic candidates. Furthermore, we may receive future royalties on product sales, if any, under our agreements with Ikaria and CTTQ, as well as under any future agreement relating to BL-5010, BL-8040, BL-7040, BL-8020, BL-1021, BL-1020 or other compounds.

Research and Development

Our research and development expenses consist primarily of salaries and related personnel expenses, fees paid to external service providers, up-front and milestone payments under our license agreements, patent-related legal fees, costs of preclinical studies and clinical trials, drug and laboratory supplies and costs for facilities and equipment. We primarily use external service providers to manufacture our product candidates for clinical trials and for the majority of our preclinical and clinical development work. We charge all research and development expenses to operations as they are incurred. We expect our research and development expense to remain our primary expense in the near future as we continue to develop our therapeutic candidates.

The following table identiﬁes our current major research and development projects:

Project	Status	Expected or Recent Near Term Milestone
BL-1040	CE registration pivotal trial (conducted by Ikaria)	PRESERVATION 1 study results expected in 2014
BL-5010	Completed phase 1/2 pilot study; regulatory documents submitted for pivotal CE Mark registration trial	Commencement of pivotal CE Mark registration trial in second half of 2013
BL-8040	Commenced phase 2	Partial study results by end of 2013; commencement of clinical study for additional therapeutic indication in first half of 2014
BL-7040	Phase 2 trial completed	Clinical and business evaluation, including examination of potential additional indications; potential co-development collaboration or licensing transaction
BL-8020	Commenced phase 1/2	Partial study results expected by end of 2013/beginning of 2014
BL-1021	Completed phase 1a	Potential co-development collaboration
BL-1020	Phase 2/3 CLARITY trial terminated	Completion of full analysis of un-blinded study data on all study patients; final decision about future of therapeutic candidate

In addition to the projects set forth above, the following table identifies our current portfolio of projects that are in the preclinical stages of development. Such projects have significantly lower costs due to their stage of development.

Project	Description	Indication	Status
BL-7010	Polymer	Celiac disease	Advanced preclinical studies
BL-8030	Small molecule	Hepatitis C	Preclinical studies
BL-7060/EDP 29	Peptide	Inflammatory diseases	Preclinical studies
BL-9010	Bi-specific antibody	Severe allergies/Asthma	Preclinical studies

Set forth below is a summary of the gross direct costs allocated to our main projects on an individual basis, as well as the gross direct costs allocated to our less signiﬁcant projects on an aggregate basis, for the years ended December 31, 2010, 2011 and 2012; for the six months ended June 30, 2013; and on an aggregate basis since project inception. Certain of such costs are covered by OCS funding, although OCS funds received have not been deducted from the direct project costs in the table.

	Year Ended December 31,			Six Months Ended June 30,	Total Costs Since Project
	2010	2011	2012	2013	Inception
	(in thousands of U.S. dollars)
BL-1040	167	3	–	–	10,227
BL-5010	384	94	132	64	2,200
BL-8040	–	–	723	1,894	2,617
BL-7040	–	465	500	312	1,277
BL-8020	–	–	794	425	1,219
BL-1021	924	466	68	7	7,134
BL-1020	450	2,765	7,448	4,440	55,998
Other projects	1,704	3,262	3,061	652	25,597
Total gross direct project costs(1)	3,629	7,055	12,726	7,794	106,269

(1)
Does not include indirect project costs and overhead, including payroll and related expenses (including stock-based compensation), facilities, depreciation and impairment of intellectual property, which are included in total research and development expenses in our ﬁnancial statements. Certain of such costs are also covered by OCS funding.

As indicated in the above table, a signiﬁcant portion of our research and development costs have been incurred in connection with our BL-1020 project. As a result of the CLARITY study termination, it is likely that we will no longer incur significant additional costs in connection with the project.

From our inception through June 30, 2013, we have incurred research and development expense of approximately NIS 545.6 million ($150.8 million). We expect that a large percentage of our research and development expense in the future will be incurred in support of our current and future preclinical and clinical development projects. Due to the inherently unpredictable nature of preclinical and clinical development processes and given the early stage of our preclinical product development projects, we are unable to estimate with any certainty the costs we will incur in the continued development of the therapeutic candidates in our pipeline for potential commercialization. Clinical development timelines, the probability of success and development costs can differ materially from expectations. We expect to continue to test our product candidates in preclinical studies for toxicology, safety and efficacy, and to conduct additional clinical trials for each product candidate. If we are not able to enter into an out-licensing arrangement with respect to any therapeutic candidate prior to the commencement of later stage clinical trials, we may fund the trials for the therapeutic candidate ourselves.

While we are currently focused on advancing each of our product development projects, our future research and development expenses will depend on the clinical success of each therapeutic candidate, as well as ongoing assessments of each therapeutic candidate’s commercial potential. In addition, we cannot forecast with any degree of certainty which therapeutic candidates may be subject to future out-licensing arrangements, when such out-licensing arrangements will be secured, if at all, and to what degree such arrangements would affect our development plans and capital requirements.

As we obtain results from clinical trials, we may elect to discontinue or delay clinical trials for certain therapeutic candidates or projects in order to focus our resources on more promising therapeutic candidates or projects. Completion of clinical trials by us or our licensees may take several years or more, but the length of time generally varies according to the type, complexity, novelty and intended use of a therapeutic candidate.

The cost of clinical trials may vary signiﬁcantly over the life of a project as a result of differences arising during clinical development, including, among others:

•	the number of sites included in the clinical trials;

•	the length of time required to enroll suitable patients;

•	the number of patients that participate in the clinical trials;

•	the duration of patient follow-up;

•	whether the patients require hospitalization or can be treated on an out-patient basis;

•	the development stage of the therapeutic candidate; and

•	the efficacy and safety proﬁle of the therapeutic candidate.

We expect our research and development expenses to remain our most significant cost as we continue the advancement of our clinical trials and preclinical product development projects and place significant emphasis on in-licensing new product candidates. The lengthy process of completing clinical trials and seeking regulatory approval for our product candidates requires expenditure of substantial resources. Any failure or delay in completing clinical trials, or in obtaining regulatory approvals, could cause a delay in generating product revenue and cause our research and development expenses to increase and, in turn, have a material adverse effect on our operations. Because of the factors set forth above, we are not able to estimate with any certainty when we would recognize any net cash inflows from our projects.

Sales and Marketing Expenses

Sales and marketing expenses consist primarily of compensation for employees in business development and marketing functions. Other signiﬁcant sales and marketing costs include costs for marketing and communication materials, professional fees for outside market research and consulting, legal services related to partnering transactions and travel costs.

General and Administrative Expenses

General and administrative expenses consist primarily of compensation for employees in executive and operational functions, including accounting, ﬁnance, legal, investor relations, information technology and human resources. Other signiﬁcant general and administration costs include facilities costs, professional fees for outside accounting and legal services, travel costs, insurance premiums and depreciation.

Non-Operating Expense and Income

Non-operating expense and income includes fair-value adjustments of liabilities on account of the warrants issued in the private and direct placements which we conducted in February 2012 and 2013. These fair-value adjustments are highly influenced by our share price at each period end (revaluation date). Non-operating expense and income also includes the pro-rata share of issuance expenses from the placements related to the warrants. In addition, non-operating expense and income includes the initial commitment and finder’s fees, as well as other one-time expenses, associated with the initial set-up of the Lincoln Park Capital share purchase agreement.

Financial Expense and Income

Financial expense and income consists of interest earned on our cash, cash equivalents and short-term bank deposits; bank fees and other transactional costs; and expense or income resulting from ﬂuctuations of the dollar and other currencies, in which a portion of our assets and liabilities are denominated, against the NIS (our functional currency).

Significant Accounting Policies and Estimates

We describe our signiﬁcant accounting policies more fully in Note 2 to our consolidated ﬁnancial statements for the year ended December 31, 2012.

The discussion and analysis of our financial condition and results of operations is based on our financial statements, which we prepare in accordance with IFRS. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported revenues and expenses during the reporting periods. On an ongoing basis, we evaluate such estimates and judgments, including those described in greater detail below. We base our estimates on historical experience and on various assumptions that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Results of Operations – Overview

Revenues

We did not record any revenues during each of the three-month or six-month periods ended June 30, 2013 and 2012.

Cost of revenues

We did not record any cost of revenues during each of the three-month or six-month periods ended June 30, 2013 and 2012.

Research and development expenses

At December 31, 2011, our drug development pipeline consisted of 15 therapeutic candidates. During 2012, we added four new compounds to our pipeline and discontinued the development of five compounds from the pipeline, so that our drug development pipeline as of December 31, 2012 consisted of 14 therapeutic candidates. During the first six months of 2013, we added one new compound to our pipeline and discontinued the development of four additional compounds from the pipeline, so that our drug development pipeline as of June 30, 2013 consisted of 11 therapeutic candidates.

Operating Results Comparison between Periods

Revenues and cost of revenues

See discussion under “Results of Operations - Overview” above.

Research and development expenses

	Three months ended June 30,			Six months ended June 30,
	2012	2013	Increase (decrease)	2012	2013	Increase (decrease)
	(in thousands of NIS)
Research and development expenses, net	16,000	12,087	(3,913)	30,675	31,530	855
One-time reversal of liability to the OCS in respect of BL-1020	-	-	-	-	5,993	5,993
“Normalized” research and development expenses, net	16,000	12,087	(3,913)	30,675	37,523	6,848

Comparison of three-month periods ending June 30, 2013 and 2012

Research and development expenses for the three months ended June 30, 2013 were NIS 12.1 million ($3.3 million), a decrease of NIS 3.9 million ($1.1 million), or 24%, compared to NIS 16.0 million ($4.4 million) for the three months ended June 30, 2012. The decrease resulted primarily from lower expenses in 2013 associated with the CLARITY clinical trial in respect of BL-1020, due to termination of the trial in March 2013, offset by a ramp-up in spending on other clinical-stage projects introduced during 2012.

Comparison of six-month periods ending June 30, 2013 and 2012

Research and development expenses for the six months ended June 30, 2013 were NIS 31.5 million ($8.7 million), an increase of NIS 0.9 million ($0.2 million), or 3%, compared to NIS 30.7 million ($8.5 million) for the six months ended June 30, 2012. Without regard to the NIS 6.0 million one-time reversal of amounts previously accrued to the OCS in respect of BL-1020, research and development expenses increased by NIS 6.8 million ($1.9 million). The increase resulted primarily from significantly higher expenses in the 2013 period associated with the CLARITY clinical trial, as well as a ramp-up in spending on other clinical-stage projects introduced during 2012.

Sales and marketing expenses

	Three months ended June 30,			Six months ended June 30,
	2012	2013	Increase (decrease)	2012	2013	Increase (decrease)
	(in thousands of NIS)
Sales and marketing expenses	948	1,063	115	1,714	1,834	120

Comparison of three-month periods ending June 30, 2013 and 2012

Sales and marketing expenses for the three months ended June 30, 2013 were NIS 1.1 million ($0.3 million), an insignificant increase compared to NIS 0.9 million ($0.3 million) for the three months ended June 30, 2012. The small increase relates to professional fees and other expenses stemming from an increase in our business development efforts, compared to the second quarter of last year.

Comparison of six-month periods ending June 30, 2013 and 2012

Sales and marketing expenses for the six months ended June 30, 2013 were NIS 1.8 million ($0.5 million), an insignificant increase compared to NIS 1.7 million ($0.5 million) for the six months ended June 30, 2012. The reason for the increase is similar to the one discussed above in the three-month comparison.

General and administrative expenses

	Three months ended June 30,			Six months ended June 30,
	2012	2013	Increase (decrease)	2012	2013	Increase (decrease)
	(in thousands of NIS)
General and administrative expenses	2,956	3,604	648	6,481	7,126	645

Comparison of three-month periods ending June 30, 2013 and 2012

General and administrative expenses for the three months ended June 30, 2013 were NIS 3.6 million ($1.0 million), an increase of NIS 0.6 million ($0.2 million), or 22%, compared to NIS 3.0 million ($0.8 million) for the three months ended June 30, 2012. The increase resulted primarily from a one-time expense for professional services incurred in the 2013 period.

Comparison of six-month periods ending June 30, 2013 and 2012

General and administrative expenses for the six months ended June 30, 2013 were NIS 7.1 million ($2.0 million), an increase of NIS 0.6 million ($0.2 million), or 10%, compared to NIS 6.5 million ($1.8 million) for the six months ended June 30, 2012. The reason for the increase is similar to the one discussed above in the three-month comparison.

Non-operating income, net

	Three months ended June 30,			Six months ended June 30,
	2012	2013	Increase (decrease)	2012	2013	Increase (decrease)
	(in thousands of NIS)
Non-operating income, net	2,712	1,579	(1,133)	5,531	13,841	8,310

Comparison of three-month periods ending June 30, 2013 and 2012

We recognized net non-operating income of NIS 1.6 million ($0.4 million) for the three months ended June 30, 2013, a decrease of NIS 1.1 million ($0.3 million), compared to net non-operating income of NIS 2.7 million ($0.8 million) for the three months ended June 30, 2012. Non-operating income for both periods primarily relates to fair-value adjustments of liabilities on account of the warrants issued in the private and direct placements which we conducted in February 2012 and 2013. These fair-value adjustments were highly influenced by our share price at each period end (revaluation date).

Comparison of six-month periods ending June 30, 2013 and 2012

We recognized net non-operating income of NIS 13.8 million ($3.8 million) for the six months ended June 30, 2013, an increase of NIS 8.3 million ($2.3 million), compared to net non-operating income of NIS 5.5 million ($1.5 million) for the six months ended June 30, 2012. The reason for the increase is similar to the one discussed above in the three-month comparison.

Financial income (expense), net

	Three months ended June 30,			Six months ended June 30,
	2012	2013	Increase (decrease)	2012	2013	Increase (decrease)
	(in thousands of NIS)
Financial income	6,050	1,320	(4,730)	6,496	1,983	(4,513)
Financial expenses	(172)	(1,713)	1,541	(2,403)	(3,742)	1,339
Net financial income (expense)	5,878	(393)	(6,271)	4,093	(1,759)	(5,852)

Comparison of three-month periods ending June 30, 2013 and 2012

We recognized net ﬁnancial expense of NIS 0.4 million ($0.1 million) for the three months ended June 30, 2013, a change of NIS 6.3 million ($1.7 million), compared to net ﬁnancial income of NIS 5.9 million ($1.6 million) for the three months ended June 30, 2012. Net financial income and expense result primarily from changes in the average exchange rate of the dollar in relation to the NIS during the respective periods, which have a direct effect on our net assets denominated in dollars.

Comparison of six-month periods ending June 30, 2013 and 2012

We recognized net ﬁnancial expense of NIS 1.8 million ($0.5 million) for the six months ended June 30, 2013, a change of NIS 5.9 million ($1.6 million), compared to net ﬁnancial income of NIS 4.1 million ($1.1 million) for the six months ended June 30, 2012. The reason for the increase is similar to the one discussed above in the three-month comparison.

Liquidity and Capital Resources

Since inception, we have funded our operations primarily through public (in Israel) and private offerings of our equity securities, grants and loans from the OCS, and payments received under our strategic licensing arrangements. At June 30, 2013, we held NIS 83.5 million ($23.1 million) in cash, cash equivalents and short-term bank deposits.

In February 2013, we completed a direct placement to OrbiMed. The placement consisted of 2,666,667 ADSs and warrants to purchase an additional 1,600,000 ADSs, at a unit price of $3.00. The warrants have an exercise price of $3.94 per ADS and are exercisable for a term of five years. The offering raised a total of $8.0 million, with net proceeds of approximately $7.7 million, after deducting fees and expenses.

In May 2013, we entered into an at-the-market equity offering sales agreement with Stifel, whereby Stifel may, from time to time as we may determine at our discretion, sell on our behalf up to $20 million of our ADSs throughout the period during which the sales agreement remains in effect. In addition, we may also sell ADSs to Stifel as principal, in accordance with a separate terms agreement to be entered into between Stifel and us. As of the date of this report, we have not sold any ADSs through or to Stifel.

Pursuant to the share purchase agreement with LPC signed in September 2012, we may sell, from time to time, and at our discretion, up to $15 million of our ADSs to LPC during the 36-month term of the purchase agreement. From the effective date of the purchase agreement through the date of this report, we have sold an aggregate of approximately $6.6 million of our ADSs to LPC, leaving an available balance under the facility of approximately $8.4 million.

Net cash used in operating activities was NIS 41.5 million ($11.5 million) for the six months ended June 30, 2013, compared with net cash used in operating activities of NIS 36.4 million ($10.1 million) for the six months ended June 30, 2012. The NIS 5.1 million ($1.4 million) increase in net cash used in operating activities during the six-month period in 2013, compared to the six-month period in 2012, was primarily the result of increased research and development spending.

Net cash used in investing activities for the six months ended June 30, 2013 was NIS 21.4 million ($5.9 million), compared to net cash provided by investing activities of NIS 9.9 million ($2.7 million) for the six months ended June 2012. The cash ﬂows related to investing activities primarily stem from investments in, and maturities of, our short-term bank deposits during the respective periods.

Net cash provided by financing activities for the six months ended June 30, 2013 was NIS 46.0 million ($12.7 million), compared to net cash provided by financing activities of NIS 52.3 million ($14.5 million) for the six months ended June 2012. The cash flows from financing activities primarily reflect the direct and private placements that we completed in February 2013 and 2012.

Developing drugs, conducting clinical trials and commercializing products is expensive and we will need to raise substantial additional funds to achieve our strategic objectives. Although we believe our existing cash and other resources will be sufficient to fund our projected cash requirements into 2015, we will require signiﬁcant additional ﬁnancing in the future to fund our operations. Our future capital requirements will depend on many factors, including:

•	the progress and costs of our preclinical studies, clinical trials and other research and development activities;

•	the scope, prioritization and number of our clinical trials and other research and development programs;

•	the amount of revenues we receive under our collaboration or licensing arrangements;

•	the costs of the development and expansion of our operational infrastructure;

•	the costs and timing of obtaining regulatory approval of our therapeutic candidates;

•	the ability of our collaborators to achieve development milestones, marketing approval and other events or developments under our collaboration agreements;

•	the costs of ﬁling, prosecuting, enforcing and defending patent claims and other intellectual property rights;

•	the costs and timing of securing manufacturing arrangements for clinical or commercial production;

•	the costs of establishing sales and marketing capabilities or contracting with third parties to provide these capabilities for us;

•	the costs of acquiring or undertaking development and commercialization efforts for any future product candidates;

•	the magnitude of our general and administrative expenses;

•	any cost that we may incur under current and future licensing arrangements relating to our therapeutic candidates; and

•	payments to the OCS.

Until we can generate signiﬁcant continuing revenues, we expect to satisfy our future cash needs through payments received under our collaborations, debt or equity ﬁnancings, or by out-licensing other product candidates. We cannot be certain that additional funding will be available to us on acceptable terms, or at all.

If funds are not available, we may be required to delay, reduce the scope of, or eliminate one or more of our research or development programs or our commercialization efforts.

Off-Balance Sheet Arrangements

Since inception, we have not entered into any transactions with unconsolidated entities whereby we have ﬁnancial guarantees, subordinated retained interests, derivative instruments or other contingent arrangements that expose us to material continuing risks, contingent liabilities, or any other obligations under a variable interest in an unconsolidated entity that provides us with ﬁnancing, liquidity, market risk or credit risk support.